XFormity Technologies, Inc.
           60 Revere Drive
Suite 725
Northbrook, Illinois 60062
(847) 564-7524

February 15, 2007

Ms. Kathleen Collins, Accounting Branch Chief
Mr. Patrick Gilmore, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: XFormity Technologies, Inc.
Item 4.01 Form 8-K
Filed January 31, 2007
File No. 000-23391

Dear Mr. Gilmore and Ms. Collins:

On behalf of XFormity Technologies, Inc. (the “Company”), I am writing to respond to the comments set forth in your letter dated February 6, 2007 with respect to the above referenced filing (the “Filing”). For your convenience we have repeated each of your comments in this letter. The Company’s responses are provided as supplemental information and are set forth below each comment paragraph.

Item 4.01 Form 8-K filed January 31, 2007

1.
We note in your disclosure that the decision to engage Virchow Krause & Company, LLP (Virchow) was approved by the audit committee of the Board of Directors on January 15, 2007. However, it is not clear from this disclosure, the exact date Virchow was engaged. Revise your disclosure to indicate the exact date of Virchow’s engagement. Refer to Item 304(a)(2) of Regulation S-B.

The exact date Virchow was engaged was February 2, 2007. Although the Company and Virchow had agreed in general as the new auditors prior to February 2, 2007, the Company formally signed the Virchow engagement letter on February 2, 2007 after Virchow completed its internal procedures related to new attest client acceptance.

2.
We also note that during the fiscal year ended June 30, 2006, you engaged the services of Virchow to provide guidance on the accounting treatment of certain transactions with a group of your original investors and the beneficial conversion feature associated with your convertible debt. Revise your disclosure to include all of the required information noted in Item 304(a)(2)(i)and(ii) of Regulation S-B. In this regard. Please revise your disclosures to include the following:

A description of the views of the Virchow has given to the Company and, if written reviews were received by the Company, file them as an exhibit to the report or registration statement; and

Virchow was engaged as the Company’s outsourced advisor and consultant. Virchow assisted the Company with its discussions and response to the Securities and Exchange Commission staff accountant’s and Accounting Branch Chief’s review of the Company’s prior Annual Reports on Form 10-KSB. Virchow provided the appropriate accounting literature to the Company. Based upon the interpretation by the Company of that literature, Virchow assisted the Company with the accounting and disclosure requirements and assisted the Company with its written response to the Securities and Exchange Commission in letters dated September 6, 2006 and October 4, 2006. Thus, other than the respective accounting texts provided by Virchow and assisting with the Company’s letters to the Securities and Exchange Commission, there were no written reviews, opinions or reports provided by Virchow to the Company.

A.	A statement whether the former accountant (Altschuler, Melvoin and Glasser, LLP) was consulted by the Company regarding any such issues, and if so, describe the former accountant’s views.

The former accounting firm was not consulted by the Company other than to discuss its position and the proper recording of the transactions relating to the Securities and Exchange Commission comments in its letters relating to the certain transactions noted above. The former accounting firm also reviewed the Company’s letters to the Securities and Exchange Commission. The Company supported its position to the former accountants and made reference to the specific accounting literature followed. The former accounting firm did not issue any separate opinion or report, but confirmed and agreed with the Company’s conclusions in the course of their regular audit procedures.

Additionally, you should request Virchow to review the disclosure required by this Item before it is filed with the Commission and provide Virchow the opportunity to furnish the Company with a letter addressed to the Commission containing any new information, clarification of the Company’s expression of its views, or the respects in which it does not agree with the statements made in response to this item. Any such letter shall be filed as an exhibit to the report or registration statement containing the disclosure required by this Item.

I have asked Virchow if they are filing any letters with the SEC and they have replied it would not  be necessary.

3.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants (Altschuler, Melvoin and Glasser, LLP) stating whether the accountant agrees with the statements made in your revised Form 8-K.

The Company will attach the letter received from the former accounting firm with an updated date to the revised Form8-K/A

In connection with the response to your comments, the Company acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the Filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the Filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (847) 564-7524 if you have any additional comments or questions.

Yours sincerely,
/s/Jack Rabin

Jack Rabin
Chief Financial Officer